UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of                     July                     , 20 09
Perusahaan Perseroan (Persero)
PT TELEKOMUNIKASI INDONESIA

(Translation of registrant’s name into English)
Jalan Japati No. 1 Bandung-40133 INDONESIA

(Address of principal executive office)
[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]
Form 20-F ☑     Form 40-F ☐
[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]
Yes ☐     No ☑
[If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-      ]
Enclosure: 2007 Annual Report of Perusahaan Perseroan (Persero) PT TELEKOMUNIKASI INDONESIA

SIGNATURES

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Perusahaan Perseroan (Persero) PT TELEKOMUNIKASI INDONESIA
(Registrant)
Date July 31, 2009	By	/s/ Heri Supriadi
(Signature)

Heri Supriadi
VP Investor Relations/ Corporate Secretary

PRESS RELEASE
No. TEL. 129/PR000/COM-10/2009
TELKOM TODAY FILED ITS FIRST HALF UNAUDITED CONSOLIDATED
FINANCIAL STATEMENTS 2009
Jakarta, July 31, 2009— Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk. (“TELKOM” or the “Company”) has filed its un-audited Financial Statements for the six months period ended June 30, 2009 to BAPEPAM-LK (Capital Market Supervisory Agency), which consists of Consolidated Balance Sheets, Consolidated Statement of Income, Consolidated Statement of Changes in Equity, and Statement of Cash Flows prepared in accordance with Generally Accepted Accounting Principles in Indonesia.
Complete Copies of both balance sheets and income statements for the un-audited first half 2009 re attached to this Press Release. For complete version of all the documents above, please visit www.telkom-indonesia.com .
Summary of the balance sheet and income statements as attached to this Press Release, are as follows :

	1H/2008	1H/ 2009	% Increase (decrease)
	(In Billion Rp.)
Total Assets	85,930	94,171	9.6
Total Liabilities	47,646	51,564	8.2
Minority Interest	7,898	8,496	7.6
Total Equity	30,386	34,111	12.3
Operating Revenue	30,211	30,673	1.5
Operating Expense	17,743	19,096	7.6
Operating Income	12,468	11,577	(7.1)
Net Income	6,298	6,044	(4.0)
EBITDA	18,211	18,253	0.2
EBITDA Margin (%)	60.3%	59.5%	(0.8)
The Financial Statements are prepared in according with Generally Accepted Accounting Standard in Indonesia

				% Increase
	Unit	1H 2008	1H 2009	(decrease)
Line in Service:
— Wire line	Subs (000)	8,654	8,706	1
— Wireless	Subs (000)	7,392	13,491	82
Total Fixed Lines	Subsc (000)	16,046	22,197	38
Customer Base Cellular:
— kartuHALO	Subs (000)	1,894	2,017	6
— simPATI	Subs (000)	29,581	53,613	81
— Kartu As	Subs (000)	20,968	20,384	(3)
Total Customer Base Cellular	Subs (000)	52,443	76,014	45
ADSL (Speedy)	Subs (000)	393	816	107
MOU Cellular	Billion minutes	32.1	68.1	112
ARPU Cellular/month	Rp. ‘000	63	47	(25)

On June 30, 2009, The Company total assets increased by Rp.8,241 billion or 9.6% as compared to prior period (restatement) from Rp.85,930 billion to Rp.94,171 billion. The Company recorded an increased in operating revenues by cellular revenues, data, internet and information technology service revenues Rp.462 billion or 1.5% as compared to prior period from Rp.30,211 billion to Rp.30,673 billion which was mainly resulted from increase in network revenues and other telecommunications services revenues
In the 1st half 2009, Cellular revenue increased by Rp1,349 billion or 11.1% as compared to prior period. Meanwhile, Fixed Line and Interconnection revenue decreased by Rp996 billion or 18.9% and Rp548 billion or 12.5%, respectively. Data, Internet and IT Services revenue and other telecommunications service revenues increased by Rp497 billion and Rp197 billion. Overall, Total Operating Revenue increased by Rp462 billion or 1.5% as compared to prior period.
In the 1st half 2009, operating expenses increased by Rp1,353 billion or 7.6% as compared to prior period. The increase was mainly contributed by increase in depreciation and maintenance and operational expenses by Rp902 billion and Rp806 billion, respectively. However, The Company recorded a decrease in personnel expenses by Rp523 billion.
In the 1st half 2009, The Company’s operating income decreased by Rp891 billion or 7.1% from Rp12,468 billion to Rp11,577 billion and a decrease in Consolidated Net Income by Rp.254 billion or 4.0% as compared to prior period from Rp.6,298 billion to Rp.6,044 billion. On the other hand, EBITDA increased by Rp42 billion or 0.2% from Rp18,211 billion to Rp18,253 billion.
TELKOM’s President Director, Rinaldi Firmansyah, stated that: “We are able to constantly enhance our network capacity and quality, which contributed to the growth of our operating revenue, even despite the significantly lower tariff in 1H/2009 compared to same period in 2008.
TELKOM’s Director of Finance, Sudiro Asno, added that: “In addition to operating performance, the strengthening of the Rupiah exchange rate have also provided a positive impact to the Company’s bottom line with exchange profit amounting Rp. 550 billion in 1H/2009.”
        .
HERI SUPRIADI
Acting Vice President Investor Relations & Corporate Secretary
For further information, please contact:
Investor Relations Unit
PT TELEKOMUNIKASI INDONESIA, Tbk
Tel: 62-21-5215109
Fax: 62-21-5220500
Email: investor@telkom.co.id
Website: www.telkom-indonesia.com
Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk. (“TELKOM” or the “Company”) is the biggest full service and network provider in Indonesia. TELKOM’s majority-owned subsidiary Telkomsel is also the largest Indonesian mobile cellular operator, as measured by subscribers and revenues. The Company also provides a wide range of other telecommunication services including interconnection, network, data and internet services, and other telecommunications services. TELKOM’s shares are listed in the Indonesian Stock Exchange (IDX: TLKM) and its American Depository Shares are listed in the New York Stock Exchange (NYSE:TLK) and London Stock Exchange (LSE:TKIA)

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS (UNAUDITED)
JUNE 30, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah and thousands of United States Dollars)

		2008*)	2009
	Notes	Rp.	Rp.	US$
ASSETS

CURRENT ASSETS
Cash and cash equivalents	2c,2e,5,44	10,942,829	8,276,168	810,793
Temporary investments	2c,2f,44	182,685	281,785	27,606
Trade receivables	2c,2g,6,37,44
Related parties — net of allowance for doubtful accounts of Rp.148,797 million in 2008 and Rp.105,465 million in 2009		536,235	779,849	76,400
Third parties — net of allowance for doubtful accounts of Rp.1,061,773 million in 2008 and Rp.1,361,231 million in 2009		2,768,072	2,959,173	289,902
Other receivables — net of allowance for doubtful accounts of Rp.11,163 million in 2008 and Rp.9,299 million in 2009	2c,2g,44	189,163	56,359	5,521
Inventories — net of allowance for obsolescence of Rp.58,954 million in 2008 and Rp.70,547 million in 2009	2h,7,37	295,442	449,673	44,053
Prepaid expenses	2c,2i,8,44	1,338,464	2,200,836	215,610
Claims for tax refund	38, 53	408,011	222,544	21,802
Prepaid taxes	38, 53	96,584	809,900	79,344
Other current assets	2c,9,44	21,244	24,217	2,372

Total Current Assets		16,778,729	16,060,504	1,573,403

NON-CURRENT ASSETS
Long-term investments — net	2f,10	137,802	165,587	16,222
Property, plant and equipment — net of accumulated depreciation of Rp.57,280,422 million in 2008 and Rp.67,802,439 million in 2009	2k,2l,4,11, 19,20,23,53	62,932,875	72,780,789	7,130,129
Property, plant and equipment under Revenue-Sharing Arrangements — net of accumulated depreciation of Rp.540,831 million in 2008 and Rp.254,940 million in 2009	2m,12,34,46	631,488	449,055	43,993
Prepaid pension benefit cost	2i,2r,41	398	256	25
Advances and other non-current assets	2c,2k,2o,13, 29,44,48	1,811,306	2,135,888	209,247
Goodwill and other intangible assets — net of accumulated amortization of Rp.5,688,858 million in 2008 and Rp.6,913,373 million in 2009	2d,2j,4, 14,37,53	3,594,746	2,530,166	247,873
Escrow accounts	2c,15,44	42,859	48,491	4,750

Total Non-current Assets		69,151,474	78,110,232	7,652,239

TOTAL ASSETS		85,930,203	94,170,736	9,225,642

*)	As restated (Note 53)
See accompanying notes to consolidated financial statements, which form an integral part of the consolidated financial statements.

1

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS (UNAUDITED) (continued)
JUNE 30, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah and thousands of United States Dollars)

		2008	2009
	Notes	Rp.	Rp.	US$(Note 3)
LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES
Trade payables	2c,16,44
Related parties		1,398,689	2,051,102	200,941
Third parties		6,058,388	7,914,503	775,362
Other payables		35,172	17,957	1,759
Taxes payable	2s,38	1,646,401	1,203,203	117,873
Dividend payable		11,751,595	9,057,086	887,297
Accrued expenses	2c,17,35,44	2,896,082	2,614,705	256,155
Unearned income	2q,18	1,882,883	2,175,184	213,097
Advances from customers and suppliers		121,002	877,494	85,966
Short-term bank loans	2c,19,44	70,984	53,339	5,226
Current maturities of long-term liabilities	2c,2l,20,44	5,281,675	6,701,604	656,537

Total Current Liabilities		31,142,871	32,666,177	3,200,213

NON-CURRENT LIABILITIES
Deferred tax liabilities — net	2s,38,53	3,165,801	3,393,450	332,447
Unearned income on Revenue-Sharing Arrangements	2m,12,44	392,647	228,431	22,379
Accrued long service awards	2c,2r,42,44	79,655	114,215	11,189
Accrued post-retirement health care benefits	2c,2r,43,44	2,719,583	2,236,372	219,091
Accrued pension and other post-retirement benefits costs	2c,2r,41,44	1,286,572	943,660	92,448
Long-term liabilities — net of current maturities
Obligations under finance leases	2l,11,20	225,764	251,170	24,606
Two-step loans — related party	2c,20,21,44	3,539,074	3,447,691	337,761
Notes	20, 22	—	27,000	2,645
Bank loans	2c,20,23,44	3,247,074	7,483,279	733,116
Deferred consideration for business combinations	20,24	1,847,389	773,043	75,733

Total Non-current Liabilities		16,503,559	18,898,311	1,851,415

MINORITY INTEREST	25,53	7,897,548	8,495,516	832,282

*)	As restated (Note 53)

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS (UNAUDITED) (continued)
JUNE 30, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah and thousands of United States Dollars)

		2008*)	2009
	Notes	Rp.	Rp.	US$(Note 3)
STOCKHOLDERS’ EQUITY
Capital stock — Rp.250 par value per Series A Dwiwarna share and Series B share
Authorized — 1 Series A Dwiwarna share and 79,999,999,999 Series B shares
Issued and fully paid — 1 Series A Dwiwarna share and 20,159,999,279 Series B shares	1c,26	5,040,000	5,040,000	493,755
Additional paid-in capital	2u,27	1,073,333	1,073,333	105,151
Treasury stock — 426,290,500 shares in 2008 and 490,574,500 shares in 2009	2u,28	(3,798,701)	(4,264,162)	(417,748)
Difference in value arising from restructuring transactions and other transactions between entities under common control	2d,29	270,000	360,000	35,268
Difference due to change of equity in associated companies	2f	385,595	385,595	37,776
Unrealized holding gain from available-for-sale securities	2f	8,981	6,171	604
Translation adjustment	2f	228,914	244,017	23,906
Difference due to acquisition of minority interest in subsidiary	1d,2d	—	(437,290)	(42,840)
Retained earnings
Appropriated		10,557,984	15,336,746	1,502,498
Unappropriated		16,620,119	16,366,322	1,603,362

Total Stockholders’ Equity		30,386,225	34,110,732	3,341,732

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY		85,930,203	94,170,736	9,225,642

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)
SIX MONTHS PERIOD ENDED JUNE 30, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah and thousands of United States Dollars, except per share and per ADS data)

		2008	2009
	Notes	Rp.	Rp.	US$(Note 3)
OPERATING REVENUES
Telephone	2q,30
Fixed lines		5,260,686	4,264,651	417,796
Cellular		12,176,568	13,525,630	1,325,068
Interconnection	2c,2q,31,44
Revenues		5,864,545	5,321,975	521,379
Expenses		(1,463,002)	(1,468,893)	(143,903)

Net		4,401,543	3,853,082	377,476
Data, internet and information technology services	2q,32,53	7,433,678	7,930,988	776,977
Network	2c,2q,33,44,53	465,206	529,716	51,895
Revenue-Sharing Arrangements	2m,12,34,46	184,779	82,611	8,093
Other telecommunications services	2q,53	288,618	486,054	47,617

Total Operating Revenues		30,211,078	30,672,732	3,004,922

OPERATING EXPENSES
Depreciation	2k,2l,2m,
	11,12,13,53	5,147,454	6,049,027	592,606
Personnel	2c,2r,17,35,
	41,42,43,44	4,293,842	3,770,724	369,407
Operations, maintenance and telecommunication services	2c,2q,36,44	5,643,801	6,449,659	631,855
General and administrative	2g,2h,2q,6,
	7,14,37,53	1,767,853	1,874,319	183,622
Marketing	2q	890,167	951,906	93,256

Total Operating Expenses		17,743,117	19,095,635	1,870,746

OPERATING INCOME		12,467,961	11,577,097	1,134,176

OTHER (EXPENSES) INCOME
Interest income	2c,44	330,873	231,265	22,656
Equity in net loss of associated companies	2f,10	(1,390)	(2,969)	(291)
Interest expense	2c,44	(573,805)	(938,093)	(91,902)
Gain on foreign exchange — net	2p	35,776	550,454	53,926
Others — net		236,159	120,197	11,775

Other (expenses) income — net		27,613	(39,146)	(3,836)

INCOME BEFORE TAX		12,495,574	11,537,951	1,130,340

TAX EXPENSE	2s,38
Current		(3,862,317)	(2,802,894)	(274,592)
Deferred		(77,065)	(488,577)	(47,865)

		(3,939,382)	(3,291,471)	(322,457)

INCOME BEFORE MINORITY INTEREST IN NET INCOME OF CONSOLIDATED SUBSIDIARIES		8,556,192	8,246,480	807,883
MINORITY INTEREST IN NET INCOME OF CONSOLIDATED SUBSIDIARIES — net	25	(2,258,582)	(2,202,667)	(215,789)

NET INCOME		6,297,610	6,043,813	592,094

BASIC EARNINGS PER SHARE	2w,39
Net income per share		317.83	306.04	0.03
Net income per ADS (40 Series B shares per ADS)		12,713.20	12,241.60	1.20